Exhibit 99.1

Press Release

GasLog Partners LP Reports Financial Results for the Three-Month Period Ended June 30, 2017 and Increases Cash Distribution

Monaco, July 27, 2017, GasLog Partners LP (“GasLog Partners” or the “Partnership”) (NYSE: GLOP), an international owner and operator of liquefied natural gas (“LNG”) carriers, today reported its financial results for the three-month period ended June 30, 2017.

Highlights

•	Completed the acquisition of the GasLog Greece from GasLog Ltd. (“GasLog”) for $219.0 million, with attached multi-year charter to a subsidiary of Royal Dutch Shell plc (“Shell”).
•	Announced and, post quarter-end, completed the acquisition of the GasLog Geneva from GasLog for $211.0 million, with attached multi-year charter to a subsidiary of Shell.
•	Completed public offering of 8.625% Series A Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Series A Preference Units”), raising gross proceeds of $143.8 million and net proceeds of $138.8 million.
•	Commenced an “at-the-market” common equity offering programme (“ATM Programme”) of up to $100.0 million, raising cumulative net proceeds of $11.0 million since inception.
•	Quarterly Revenues, Profit, Adjusted Profit(1) and EBITDA(1) of $65.3 million, $20.6 million, $22.4 million and $47.4 million, respectively.
•	Highest-ever quarterly Partnership Performance(2) Results for Revenues and EBITDA(1) of $62.6 million and $45.2 million, respectively.
•	Increased cash distribution of $0.51 per common unit for the second quarter of 2017, 2% higher than the first quarter of 2017 and 7% higher than the second quarter of 2016.
•	Prepaid $60.1 million of debt and repaid the $15.0 million drawn under our revolving credit facility with GasLog.
•	Distribution coverage ratio(3) of 1.12x.

(1)	Adjusted Profit and EBITDA are non-GAAP financial measures, and should not be used in isolation or as a substitute for GasLog Partners’ financial results presented in accordance with International Financial Reporting Standards (“IFRS”). For definition and reconciliation of these measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit III at the end of this press release.
(2)	Partnership Performance represents the results attributable to GasLog Partners which are non-GAAP financial measures. For definition and reconciliation of these measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.
(3)	Distribution coverage ratio represents the ratio of Distributable cash flow to the cash distribution declared. For definition and reconciliation of Distributable cash flow to the most directly comparable financial measure calculated and presented in accordance with IFRS, please refer to Exhibit III at the end of this press release.

CEO Statement

Mr. Andrew Orekar, Chief Executive Officer, commented: “Following the successful acquisition of the GasLog Greece, GasLog Partners delivered our highest-ever quarterly Partnership Performance Results for Revenues and EBITDA, among other metrics. As a result of our performance, we are increasing our cash distribution by 2% from the first quarter of 2017 to $0.51 per unit. With this increase, the Partnership has grown distributions per unit by 7% year-on-year and by 36% since our initial public offering (“IPO”), representing an 11% compound annual growth rate. Our track record of growth despite continued energy market volatility highlights the strength of GasLog Partners’ business model, which provides cash flow stability with growth through acquisitions.

In the second quarter, our Series A Preference Units and initial ATM Programme offerings generated significant proceeds for growth and increased liquidity. Following these capital raisings, we announced the $211.0 million acquisition of the GasLog Geneva, which closed on July 3, 2017. The acquisition expands the Partnership’s fleet to 11 wholly owned LNG carriers, extends our average remaining charter duration and is supportive of our guidance to grow unitholder distributions at a 10% to 15% compound annual rate from IPO through 2017. The Partnership expects to provide distribution guidance for 2018 later this year.

We are pleased with this quarter’s operating performance and the continued growth of the Partnership’s cash flows and distributions.”

Acquisition of the GasLog Greece

On May 3, 2017, GasLog Partners acquired from GasLog 100% of the shares in the entity that owns and charters the GasLog Greece. The GasLog Greece is a 174,000 cubic meter (“cbm”) tri-fuel diesel electric (“TFDE”) LNG carrier built in 2016 and operated by GasLog since delivery. The vessel is currently on a multi-year time charter with Shell through March 2026 and Shell has an option to extend the charter for a period of five years.

The aggregate purchase price for the acquisition was $219.0 million, which included $1.0 million for positive net working capital balances transferred with the vessel. GasLog Partners financed the acquisition with cash on hand, including proceeds from our equity offering in January 2017, and the assumption of the GasLog Greece’s outstanding indebtedness of $151.4 million.

Acquisition of the GasLog Geneva

On July 3, 2017, GasLog Partners acquired from GasLog 100% of the shares in the entity that owns and charters the GasLog Geneva. The GasLog Geneva is a 174,000 cbm TFDE LNG carrier built in 2016 and operated by GasLog since delivery. The vessel is currently on a multi-year time charter with a subsidiary of Shell through September 2023 and Shell has two consecutive extension options which, if exercised, would extend the charter for a period of either five or eight years.

The aggregate purchase price for the acquisition was $211.0 million, which included $1.0 million for positive net working capital balances transferred with the vessel. GasLog Partners financed the acquisition with cash on hand, including proceeds from the Series A Preference Units offering, and the assumption of the GasLog Geneva’s outstanding indebtedness of $155.0 million.

Issuance of Series A Preference Units

On May 15, 2017, GasLog Partners completed a public offering of 5,750,000 8.625% Series A Preference Units (including 750,000 units issued upon the exercise in full by the underwriters of their option to purchase additional Series A Preference Units), liquidation preference $25.00 per unit, at a price to the public of $25.00 per preference unit. The net proceeds from the offering after deducting underwriting discounts, commissions and other offering expenses were $138.8 million. The Series A Preference Units are listed on the New York Stock Exchange under the symbol “GLOP PR A”. The initial distribution on the Series A Preference Units will be payable on September 15, 2017.

Launch of ATM Common Equity Offering Programme

On May 16, 2017, GasLog Partners commenced an ATM Programme under which the Partnership may, from time to time, raise equity through the issuance and sale of new common units having an aggregate offering price of up to $100.0 million in accordance with the terms of an equity distribution agreement entered into on the same date. Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. LLC have agreed to act as sales agents. From establishment of the ATM Programme through June 30, 2017, GasLog Partners had issued and received payment for 410,877 common units at a weighted average price of $22.68 per common unit for total net proceeds of $8.8 million, after broker commissions of $0.2 million and other expenses of $0.3 million. In connection with the issuance of common units under the ATM Programme during this period, the Partnership also issued 8,385 general partner units to its general partner in order for GasLog to retain its 2.0% general partner interest. The net proceeds from the issuance of the general partner units were $0.2 million. In the period from July 1, 2017 through July 6, 2017, GasLog Partners issued and received payment for an additional 94,367 common units at a weighted average price of $22.91 per unit for net proceeds of $2.1 million, after broker commissions of $0.03 million. The issuance of these units fulfilled contractual commitments entered into on or before June 30, 2017. In connection with the issuance of common units during this subsequent period, the Partnership also issued 1,926 general partner units to its general partner in order for GasLog to retain its 2.0% general partner interest, the net proceeds of which were $0.04 million.

Financial Summary

	IFRS Common Control Reported Results(1)
	For the three months ended			% Change from
(All amounts expressed in thousands of U.S. dollars)	June 30, 2016	March 31, 2017	June 30, 2017	June 30, 2016		March 31, 2017
Revenues	64,049	64,553	65,270	2%		1%
Profit	22,529	24,345	20,561	(9%	)	(16%	)
Adjusted Profit(2)	23,054	23,697	22,418	(3%	)	(5%	)
EBITDA(2)	46,932	48,188	47,440	1%		(2%	)

(1)	“IFRS Common Control Reported Results” represent the results of GasLog Partners in accordance with IFRS. Such results include amounts related to vessels currently owned by the Partnership for the periods prior to their respective transfer to GasLog Partners from GasLog, as the transfers of such vessels was accounted for as a reorganization of entities under common control for IFRS accounting purposes. The unaudited condensed consolidated financial statements of the Partnership accompanying this press release are prepared under IFRS on this basis.

(2)	Adjusted Profit and EBITDA are non-GAAP financial measures. For definition and reconciliation of these measures to the most directly comparable financial measure presented in accordance with IFRS, please refer to Exhibit III at the end of this press release.

The decrease in profit in the second quarter of 2017 as compared to the first quarter of 2017 is mainly attributable to an increase of $2.4 million in loss on interest rate swaps, combined with an increase in operating expenses of $1.3 million.

The decrease in profit in the second quarter of 2017 as compared to the same period in 2016 is attributable to an increase of $2.3 million in net financial costs, mainly due to increased interest expense and loss on interest rate swaps in the three months ended June 30, 2017, partially offset by an increase in profit from operations of $0.4 million.

	Partnership Performance Results(1)
	For the three months ended			% Change from
(All amounts expressed in thousands of U.S. dollars)	June 30, 2016	March 31, 2017	June 30, 2017	June 30, 2016	March 31, 2017
Revenues	49,636	56,993	62,582	26%	10%
Profit	17,383	21,022	19,358	11%	(8%	)
Adjusted Profit(2)	17,383	20,374	21,215	22%	4%
EBITDA(2)	35,560	42,026	45,220	27%	8%
Distributable cash flow(2)	19,837	23,496	23,255	17%	(1%	)
Cash distributions declared	17,077	20,121	20,853	22%	4%
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(1)	“Partnership Performance Results” represent the results attributable to GasLog Partners. Such results are non-GAAP measures and exclude amounts related to vessels currently owned by the Partnership for the periods prior to their respective transfers to GasLog Partners from GasLog, as the Partnership is not entitled to the cash or results generated in the periods prior to such transfers. Such results are included in the GasLog Partners’ results in accordance with IFRS because the transfer of the vessel owning entities by GasLog to the Partnership represents a reorganization of entities under common control and the Partnership reflects such transfers retroactively under IFRS. GasLog Partners believes that these non-GAAP financial measures provide meaningful supplemental information to both management and investors regarding the financial and operating performance of the Partnership necessary to understand the underlying basis for the calculations of the quarterly distribution and earnings per unit, which similarly exclude the results of vessels prior to their transfer to the Partnership. These non-GAAP financial measures should not be viewed in isolation or as substitutes to the equivalent GAAP measures presented in accordance with IFRS, but should be used in conjunction with the most directly comparable IFRS Common Control Reported Results. For definitions and reconciliations of these measurements to the most directly comparable financial measures presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

(2)	Adjusted Profit, EBITDA and Distributable cash flow are non-GAAP financial measures, and should not be used in isolation or as a substitute for GasLog Partners’ financial results presented in accordance with IFRS. For definition and reconciliation of these measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit III at the end of this press release.

The decrease in profit in the second quarter of 2017 as compared to the first quarter of 2017 is mainly attributable to an increase of $3.8 million in net financial costs (comprising financial costs and loss on interest rate swaps, net of financial income) and an increase of $1.3 million in operating expenses of the existing fleet, partially offset by the $3.1 million profit from operations of the GasLog Greece, which was acquired by the Partnership on May 3, 2017.

The increase in profit for the second quarter of 2017 as compared to the same period in 2016 is attributable to the $6.7 million profit from operations of the GasLog Seattle and the GasLog Greece, acquired by the Partnership on November 1, 2016 and May 3, 2017, respectively, and to the $0.5 million increase in profit from operations of the existing fleet, which were partially offset by the $5.2 million increase in net financial costs (comprising financial costs and loss on interest rate swaps, net of financial income) resulting from the valuation of the interest rate swaps and the increased weighted average outstanding debt.

Cash Distribution

On July 26, 2017, the board of directors of GasLog Partners approved and declared a quarterly cash distribution of $0.51 per common unit for the quarter ended June 30, 2017. The cash distribution is payable on August 11, 2017 to all unitholders of record as of August 7, 2017.

End of Subordination Period

On May 16, 2017, the subordination period of the subordinated units held by GasLog expired and consequently all 9,822,358 subordinated units converted into common units on a one-for-one basis and now participate pro rata with all other outstanding common units in distributions of available cash.

Liquidity and Financing

As of June 30, 2017, we had $209.1 million of cash and cash equivalents, of which $161.1 million is held in current accounts and $48.0 million was held in time deposits.

As of June 30, 2017, we had an aggregate of $922.6 million of indebtedness outstanding under our credit facilities, of which $85.1 million is repayable within one year. In addition, we had unused availability under our revolving credit facilities of $42.9 million.

On April 3, 2017, the Partnership signed a deed of termination with respect to its revolving credit facility with GasLog. On the same date, the Partnership entered into a new unsecured five-year term loan of $45.0 million and a new five-year revolving credit facility of $30.0 million with GasLog. On April 5, 2017, an amount of $45.0 million under the term loan facility and an amount of $15.0 million under the revolving credit facility were drawn by the Partnership and were used on the same date to prepay $60.1 million of the outstanding debt of GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. under the junior tranche of the credit agreement that subsidiaries of the Partnership and GasLog entered into on February 18, 2016 (the “Five Vessel Refinancing”), which would have been originally due in April 2018. The outstanding amount of $15.0 million under the revolving credit facility was repaid by the Partnership on May 22, 2017 following the issuance of the Series A Preference Units.

On May 3, 2017, in connection with the acquisition of GAS-eleven Ltd., the entity that owns the GasLog Greece, the Partnership paid GasLog $66.6 million representing the difference between the $219.0 million aggregate purchase price and the $151.4 million of outstanding indebtedness of the acquired entity assumed by GasLog Partners less an adjustment of $1.0 million in order to maintain the agreed working capital position in the acquired entity of $1.0 million.

On July 3, 2017, in connection with the acquisition of GAS-thirteen Ltd., the entity that owns the GasLog Geneva, the Partnership paid GasLog $55.0 million representing the difference between the $211.0 million aggregate purchase price and the $155.0 million of outstanding indebtedness of the acquired entity assumed by GasLog Partners less an adjustment of $1.0 million in order to maintain the agreed working capital position in the acquired entity of $1.0 million.

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The Partnership has entered into three interest rate swap agreements with GasLog at a notional value of $390.0 million in aggregate, maturing between 2020 and 2022. As of June 30, 2017, the Partnership has hedged 41.6% of its floating interest rate exposure on its outstanding debt at a weighted average interest rate of approximately 1.6% (excluding margin).

As of June 30, 2017, our current assets totaled $218.0 million and current liabilities totaled $123.6 million, resulting in a positive working capital position of $94.4 million.

The GasLog Santiago, the GasLog Sydney and the GasLog Seattle are expected to carry out scheduled dry-dockings during the first, second and fourth quarters of 2018, respectively. In addition to the normal cost of the dry-dockings for which provisions are made through our dry-docking reserves in our Distributable cash flow calculations, we plan to make certain investments in the vessels with the aim of enhancing their operational performance at a total cost of approximately $25 million, which is expected to be capitalized as part of the respective vessel’s cost.

LNG Market Update and Outlook

During the quarter, there has been continued momentum in the start-up of new LNG liquefaction capacity with the fourth train at Sabine Pass commencing commercial production. Later this year, Wheatstone in Australia and Cove Point on the east coast of the U.S. are expected to start production. In total, Wood Mackenzie estimates that there will be projects with approximately 28 million tonnes per annum (“mtpa”) of nameplate capacity coming online in 2017. In addition, Shell’s 3.2 mtpa floating liquefaction facility “Prelude” departed Samsung Heavy Industries en route to the Browse Basin, offshore Australia.

Sabine Pass shipped 48 cargoes in the second quarter of 2017, around four times as many as the same period in 2016, demonstrating the significant ramp-up of the facility as new trains have come online. Since start-up, the facility has shipped LNG to over 20 different countries, which include most recently Thailand, Pakistan, Taiwan, Poland and the UK. The diversity in cargo destination has meant that the average distance travelled for U.S. cargoes has been almost 8,000 nautical miles, approximately double the global long-term average, which is positive for shipping demand.

Some off-takers from projects currently under development are yet to secure all of their shipping requirements, leading to increased tender activity in the medium and longer term charter markets. These tenders include requirements for both newbuild vessels and on-the-water vessels with the latter being positive in terms of absorbing the current oversupply in the spot market.

Growing LNG supply has to date been met by increased demand in both new and existing markets. For example, Japan and South Korea, the two largest LNG importing nations, have increased their LNG imports in the first half of 2017 by 10% and 18%, respectively, versus the same period in 2016. The new South Korean President Moon Jae-in has committed to cease production of certain existing coal-fired power plants, to halt construction of new coal and nuclear power plants and not to extend the lifespan of ageing nuclear reactors, all of which are expected to drive future LNG demand in the country.

Demand in the first half of 2017 in emerging LNG markets such as China (+35%) and Pakistan (+46%) has risen sharply over the same period last year. Pakistan’s Petroleum Minister said in July that the country could import over 30 mtpa by 2022 (compared to 4.5 mtpa currently), which would make Pakistan the fifth-largest importer in the world based on current levels of consumption.

Looking longer term, while final investment decisions (“FIDs”) for new liquefaction projects in the current environment continue to be very limited, there have been a number of encouraging recent developments. For example, ENI took a FID on the 3.3 mtpa Coral South LNG project offshore Mozambique in June 2017, with BP having signed an agreement to purchase 100% of the LNG produced in late 2016. In addition, at the end of this quarter, the US Department of Energy authorized an additional 2.5 mtpa of exports from the Lake Charles project in Louisiana, bringing total authorized exports to 17.5 mtpa. In the same month, Energy Transfer, Korean Gas Corporation and Shell signed a memorandum of understanding to study joint participation in this project.

Post quarter-end, Qatar Petroleum announced its intention to increase LNG production to 100 mtpa from 77 mtpa today by doubling the size of the new gas project in the southern sector of the North Field.

A number of markets that do not currently import gas are exploring LNG as an alternative to oil and coal or to replace declining domestic supply. Many countries with growing power demand, such as Ivory Coast, South Africa, Bangladesh and Myanmar, are looking at floating storage and re-gasification units (“FSRU”) as a quick-to-market, cost-effective solution to import LNG. Other countries with FSRUs already in place, such as Pakistan, are looking at expanding their use of FSRUs due to the successful commissioning and effective operations of the existing units. FSRUs continue to dominate new import markets as a quicker to build, more flexible and lower cost alternative to an onshore facility. Many producers and marketers of LNG appear to be focusing their attention on FSRUs as a key enabler in creating new markets for their LNG.

In the shorter term LNG shipping market, TFDE headline rates have increased year on year, but remain below mid-cycle rates at around $35,000-$40,000 per day, according to Clarksons. Whilst a recovery in spot rates to mid-cycle levels is taking longer than anticipated, we continue to see a greater number of fixtures in 2017 compared to the same period in 2016 and increasing signs of seasonality, both of which point to a tightening market. Over time, this market tightening should be helped by the low level of new vessel orders, which stand at 7 for 2017 year to date including four vessels ordered for the Yamal project post quarter-end.

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Conference Call

GasLog Partners will host a conference call to discuss its results at 8:30 a.m. EDT (1:30 p.m. BST) on Thursday, July 27, 2017. Andrew Orekar, Chief Executive Officer, and Alastair Maxwell, Chief Financial Officer, will review the Partnership’s operational and financial performance for the period.

Management’s presentation will be followed by a Q&A session.

The dial-in numbers for the conference call are as follows:

+1 855 253 8928 (USA)

+44 20 3107 0289 (United Kingdom)

+33 1 70 80 71 53 (France)

Conference ID: 51480551

A live webcast of the conference call will also be available on the investor relations page of the Partnership’s website at http://www.gaslogmlp.com/investor-relations.

For those unable to participate in the conference call, a replay will also be available from 2:00 p.m. EDT (7:00 p.m. BST) on Thursday, July 27, 2017 until 11:59 p.m. EDT (4:59 a.m. BST) on Thursday, August 3, 2017.

The replay dial-in numbers are as follows:

+1 855 859 2056 (USA)

+44 20 3107 0235 (United Kingdom)

+33 1 70 80 71 79 (France)

Conference ID: 51480551

The replay will also be available via a webcast on the investor relations page of the Partnership’s website at http://www.gaslogmlp.com/investor-relations.

About GasLog Partners

GasLog Partners is a growth-oriented master limited partnership focused on owning, operating and acquiring LNG carriers under multi-year charters. GasLog Partners’ fleet consists of 11 LNG carriers with an average carrying capacity of approximately 154,000 cbm. GasLog Partners’ principal executive offices are located at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. Visit GasLog Partners’ website at http://www.gaslogmlp.com

Forward-Looking Statements

All statements in this press release that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Partnership expects, projects, believes or anticipates will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for dividends or distributions, plans, strategies, business prospects and changes and trends in our business and the markets in which we operate. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this press release, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

Factors that might cause future results and outcomes to differ include, but are not limited to, the following:

•	general LNG shipping market conditions and trends, including spot and long-term charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, technological advancements and opportunities for the profitable operations of LNG carriers;
•	continued low prices for crude oil and petroleum products and volatility in gas prices;
•	our ability to leverage GasLog’s relationships and reputation in the shipping industry;
•	our ability to enter into time charters with new and existing customers;
•	changes in the ownership of our charterers;
•	our customers’ performance of their obligations under our time charters and other contracts;
•	our future operating performance, financial condition, liquidity and cash available for dividends and distributions;
•	our ability to purchase vessels from GasLog in the future;
•	our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, funding by GasLog of the revolving credit facility with GasLog entered into on April 3, 2017 and our ability to meet our restrictive covenants and other obligations under our credit facilities;
•	future, pending or recent acquisitions of ships or other assets, business strategy, areas of possible expansion and expected capital spending or operating expenses;
•	our expectations about the time that it may take to construct and deliver newbuildings and the useful lives of our ships;
•	number of off-hire days, dry-docking requirements and insurance costs;
•	fluctuations in currencies and interest rates;
•	our ability to maintain long-term relationships with major energy companies;
•	our ability to maximize the use of our ships, including the re-employment or disposal of ships no longer under time charter commitments, including the risk that our vessels may no longer have the latest technology at such time;
•	environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities;
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•	the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, requirements imposed by classification societies and standards imposed by our charterers applicable to our business;
•	risks inherent in ship operation, including the discharge of pollutants;
•	GasLog’s ability to retain key employees and provide services to us, and the availability of skilled labor, ship crews and management;
•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;
•	potential liability from future litigation;
•	our business strategy and other plans and objectives for future operations;
•	any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity breach; and
•	other risks and uncertainties described in the Partnership’s Annual Report on Form 20-F filed with the SEC on February 13, 2017, available at http://www.sec.gov.

We undertake no obligation to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events, a change in our views or expectations or otherwise. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

The declaration and payment of distributions are at all times subject to the discretion of our board of directors and will depend on, amongst other things, risks and uncertainties described above, restrictions in our credit facilities, the provisions of Marshall Islands law and such other factors as our board of directors may deem relevant.

Contacts:

Alastair Maxwell

Chief Financial Officer

Phone: +44-203-388-3100

Jamie Buckland

Head of Investor Relations

Phone: +44-203-388-3116

Email: ir@gaslogmlp.com

Samaan Aziz

Investor Relations Manager

Phone: +1-212-223-0643

Email: ir@gaslogmlp.com

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EXHIBIT I – Unaudited Interim Financial Information: IFRS Common Control Reported Results

Unaudited condensed consolidated statements of financial position

As of December 31, 2016 and June 30, 2017

(All amounts expressed in thousands of U.S. Dollars, except unit data)

	December 31, 2016	June 30, 2017
Assets
Non-current assets
Other non-current assets	928	176
Derivative financial instruments	6,008	3,749
Vessels	1,624,494	1,599,171
Total non-current assets	1,631,430	1,603,096
Current assets
Trade and other receivables	3,412	2,703
Inventories	2,257	2,240
Due from related parties	4,266	2,542
Prepayments and other current assets	905	1,358
Short-term investments	3,000	—
Cash and cash equivalents	53,235	209,144
Total current assets	67,075	217,987
Total assets	1,698,505	1,821,083
Partners’ equity and liabilities
Partners’ equity
Owners’ capital	50,803	—
Common unitholders (24,572,358 units issued and outstanding as of December 31, 2016 and 38,675,593 units issued and outstanding as of June 30, 2017)	565,408	702,445
Subordinated unitholders (9,822,358 units issued and outstanding as of December 31, 2016 and nil units issued and outstanding as of June 30, 2017)	60,988	—
General partner (701,933 units issued and outstanding as of December 31, 2016 and 789,298 units issued and outstanding as of June 30, 2017)	10,095	11,073
Incentive distribution rights	5,878	5,764
Preference unitholders (nil units issued and outstanding as of December 31, 2016 and 5,750,000 units issued and outstanding as of June 30, 2017)	—	140,331
Total partners’ equity	693,172	859,613
Current liabilities
Trade accounts payable	1,517	3,911
Due to related parties	1,390	272
Derivative financial instruments	1,836	786
Other payables and accruals	33,722	33,575
Borrowings—current portion	56,020	85,091
Total current liabilities	94,485	123,635
Non-current liabilities
Borrowings—non-current portion	910,666	837,545
Other non-current liabilities	182	290
Total non-current liabilities	910,848	837,835
Total partners’ equity and liabilities	1,698,505	1,821,083
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Unaudited condensed consolidated statements of profit or loss

For the three and six months ended June 30, 2016 and June 30, 2017

(All amounts expressed in thousands of U.S. Dollars, except per unit data)

	For the three months ended		For the six months ended
	June 30, 2016	June 30, 2017	June 30, 2016	June 30, 2017
Revenues	64,049	65,270	120,354	129,823
Vessel operating costs	(13,042)	(13,710)	(25,885)	(26,085)
Voyage expenses and commissions	(957)	(819)	(1,781)	(1,629)
Depreciation	(13,861)	(13,991)	(26,440)	(27,828)
General and administrative expenses	(3,118)	(3,301)	(6,090)	(6,481)
Profit from operations	33,071	33,449	60,158	67,800
Financial costs	(9,576)	(10,782)	(17,913)	(20,931)
Financial income	24	230	42	350
Loss on interest rate swaps	(990)	(2,336)	(3,892)	(2,313)
Total other expenses, net	(10,542)	(12,888)	(21,763)	(22,894)
Profit for the period	22,529	20,561	38,395	44,906
Less:
Profit attributable to GasLog’s operations	(5,146)	(1,203)	(4,821)	(4,526)
Profit attributable to Partnership’s operations	17,383	19,358	33,574	40,380
Partnership’s profit attributable to:
Common units	11,295	17,349	21,974	32,073
Subordinated units	5,084	N/A	9,891	5,085
General partner units	348	357	672	777
Incentive distribution rights	656	103	1,037	896
Preference units	—	1,549	—	1,549

Earnings per unit for the period (basic and diluted):
Common unit (basic and diluted)	0.52	0.45	1.01	0.98
Subordinated unit	0.52	N/A	1.01	0.52
General partner unit	0.54	0.46	1.04	1.01
8

Unaudited condensed consolidated statements of cash flows

For the six months ended June 30, 2016 and June 30, 2017

(All amounts expressed in thousands of U.S. Dollars)

	For the six months ended
	June 30, 2016	June 30, 2017
Cash flows from operating activities:
Profit for the period	38,395	44,906
Adjustments for:
Depreciation	26,440	27,828
Financial costs	17,913	20,931
Financial income	(42)	(350)
Unrealized loss on interest rate swaps held for trading	2,617	1,209
Recycled loss of cash flow hedges reclassified to profit or loss	287	—
Share-based compensation	204	371
	85,814	94,895
Movements in working capital	11,534	1,014
Cash provided by operations	97,348	95,909
Interest paid	(12,909)	(19,098)
Net cash provided by operating activities	84,439	76,811
Cash flows from investing activities:
Payments for vessels’ additions	(170,759)	(38)
Financial income received	29	350
Maturity of short-term investments	—	3,000
Net cash (used in)/provided by investing activities	(170,730)	3,312
Cash flows from financing activities:
Borrowings drawdowns	469,707	60,000
Borrowings repayments	(330,750)	(104,937)
Payment of loan issuance costs	(9,070)	(1,499)
Cash payment to GasLog in exchange for contribution of net assets	—	(66,643)
Proceeds from public offerings and issuances of common units and general partner units (net of underwriting discounts and commissions)	—	89,649
Proceeds from public offering and issuance of preference units (net of underwriting discounts and commissions)	—	139,222
Payment of offering costs	(26)	(336)
Distributions paid	(31,423)	(39,670)
Dividend paid to GasLog before vessel dropdown	(7,800)	—
Net cash provided by financing activities	90,638	75,786
Increase in cash and cash equivalents	4,347	155,909
Cash and cash equivalents, beginning of the period	62,677	53,235
Cash and cash equivalents, end of the period	67,024	209,144
9

EXHIBIT II

Non-GAAP Financial Measures:

Reconciliation of Partnership Performance Results to IFRS Common Control Reported Results in our Financial Statements:

Our Partnership Performance Results presented below are non-GAAP measures and exclude amounts related to GAS-seven Ltd. (the owner of the GasLog Seattle) and GAS-eleven Ltd. (the owner of the GasLog Greece), for the periods prior to their transfers to the Partnership on November 1, 2016 and May 3, 2017, respectively. While such amounts are reflected in the Partnership’s unaudited condensed consolidated financial statements because the transfers to the Partnership were accounted for as reorganizations of entities under common control under IFRS. GAS-seven Ltd. and GAS-eleven Ltd. were not owned by the Partnership prior to their respective transfers to the Partnership in November 2016 and May 2017, and accordingly the Partnership was not entitled to the cash or results generated in the periods prior to such transfers.

Our IFRS Common Control Reported Results presented below include the accounts of the Partnership and its subsidiaries. Transfers of vessel owning subsidiaries from GasLog are accounted for as reorganizations of entities under common control and the Partnership’s consolidated financial statements are restated to reflect such subsidiaries from the date of their incorporation by GasLog as they were under the common control of GasLog.

GasLog Partners believes that these non-GAAP financial measures provide meaningful supplemental information to both management and investors regarding the financial and operating performance of the Partnership which is necessary to understand the underlying basis for the calculations of the quarterly distribution and the earnings per unit, which similarly exclude the results of acquired vessels prior to their transfer to the Partnership. These non-GAAP financial measures should not be viewed in isolation or as substitutes for the equivalent GAAP measures presented in accordance with IFRS, but should be used in conjunction with the most directly comparable IFRS Common Control Reported Results.

	For the three months ended June 30, 2016
(All amounts expressed in thousands of U.S. dollars)	Results attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results
Revenues	14,413	49,636	64,049
Vessel operating costs	(2,624)	(10,418)	(13,042)
Voyage expenses and commissions	(180)	(777)	(957)
Depreciation	(2,912)	(10,949)	(13,861)
General and administrative expenses	(237)	(2,881)	(3,118)
Profit from operations	8,460	24,611	33,071
Financial costs	(2,324)	(7,252)	(9,576)
Financial income	—	24	24
Loss on interest rate swaps	(990)	—	(990)
Total other expenses, net	(3,314)	(7,228)	(10,542)
Profit for the period	5,146	17,383	22,529

	For the three months ended March 31, 2017
(All amounts expressed in thousands of U.S. dollars)	Results attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results
Revenues	7,560	56,993	64,553
Vessel operating costs	(1,207)	(11,168)	(12,375)
Voyage expenses and commissions	(95)	(715)	(810)
Depreciation	(1,475)	(12,362)	(13,837)
General and administrative expenses	(96)	(3,084)	(3,180)
Profit from operations	4,687	29,664	34,351
Financial costs	(1,367)	(8,782)	(10,149)
Financial income	3	117	120
Gain on interest rate swaps	—	23	23
Total other expenses, net	(1,364)	(8,642)	(10,006)
Profit for the period	3,323	21,022	24,345
10

	For the three months ended June 30, 2017
(All amounts expressed in thousands of U.S. dollars)	Results attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results
Revenues	2,688	62,582	65,270
Vessel operating costs	(401)	(13,309)	(13,710)
Voyage expenses and commissions	(33)	(786)	(819)
Depreciation	(525)	(13,466)	(13,991)
General and administrative expenses	(34)	(3,267)	(3,301)
Profit from operations	1,695	31,754	33,449
Financial costs	(494)	(10,288)	(10,782)
Financial income	2	228	230
Loss on interest rate swaps	—	(2,336)	(2,336)
Total other expenses, net	(492)	(12,396)	(12,888)
Profit for the period	1,203	19,358	20,561
11

EXHIBIT III

Non-GAAP Financial Measures:

EBITDA is defined as earnings before interest income and expense, gain/loss on interest rate swaps, taxes, depreciation and amortization. Adjusted Profit represents earnings before (a) non-cash gain/loss on interest rate swaps that includes unrealized gain/loss on interest rate swaps held for trading and recycled loss of cash flow hedges reclassified to profit or loss and (b) write-off of unamortized loan fees. EBITDA and Adjusted Profit, which are non-GAAP financial measures, are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. The Partnership believes that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. The Partnership believes that including EBITDA and Adjusted Profit assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to continue to hold our common units. This increased comparability is achieved by excluding the potentially disparate effects between periods of, in the case of EBITDA, financial costs, gain/loss on interest rate swaps, taxes, depreciation and amortization; and in the case of Adjusted Profit, non-cash gain/loss on interest rate swaps and write-off of unamortized loan fees, which items are affected by various and possibly changing financing methods, financial market conditions, capital structure and historical cost basis and which items may significantly affect results of operations between periods.

EBITDA and Adjusted Profit have limitations as analytical tools and should not be considered as alternatives to, or as substitutes for, or superior to, profit, profit from operations, earnings per unit or any other measure of operating performance presented in accordance with IFRS. Some of these limitations include the fact that they do not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, (ii) changes in, or cash requirements for, our working capital needs and (iii) the cash requirements necessary to service interest or principal payments on our debt. Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and EBITDA does not reflect any cash requirements for such replacements. It is not adjusted for all non-cash income or expense items that are reflected in our statement of cash flows and other companies in our industry may calculate this measure differently to how we do, limiting its usefulness as a comparative measure. EBITDA excludes some, but not all, items that affect profit or loss and these measures may vary among other companies. Therefore, EBITDA as presented herein may not be comparable to similarly titled measures of other companies. The following table reconciles EBITDA to profit, the most directly comparable IFRS financial measure, for the periods presented.

EBITDA and Adjusted Profit are presented on the basis of IFRS Common Control Reported Results and Partnership Performance Results. Partnership Performance Results are non-GAAP measures. The difference between IFRS Common Control Reported Results and Partnership Performance Results are results attributable to GasLog, as set out in the reconciliations below.

Reconciliation of EBITDA to Profit:

(Amounts expressed in thousands of U.S. Dollars)

	IFRS Common Control Reported Results For the three months ended
	June 30, 2016	March 31, 2017	June 30, 2017
Profit for the period	22,529	24,345	20,561
Depreciation	13,861	13,837	13,991
Financial costs	9,576	10,149	10,782
Financial income	(24)	(120)	(230)
Loss/(gain) on interest rate swaps	990	(23)	2,336
EBITDA	46,932	48,188	47,440

	Partnership Performance Results For the three months ended
	June 30, 2016	March 31, 2017	June 30, 2017
Profit for the period	17,383	21,022	19,358
Depreciation	10,949	12,362	13,466
Financial costs	7,252	8,782	10,288
Financial income	(24)	(117)	(228)
(Gain)/loss on interest rate swaps	—	(23)	2,336
EBITDA	35,560	42,026	45,220
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Reconciliation of Adjusted Profit to Profit:

(Amounts expressed in thousands of U.S. Dollars)

	IFRS Common Control Reported Results For the three months ended
	June 30, 2016	March 31, 2017	June 30, 2017
Profit for the period	22,529	24,345	20,561
Non-cash loss/(gain) on interest rate swaps	525	(648)	1,857
Adjusted Profit	23,054	23,697	22,418

	Partnership Performance Results For the three months ended
	June 30, 2016	March 31, 2017	June 30, 2017
Profit for the period	17,383	21,022	19,358
Non-cash (gain)/loss on interest rate swaps	—	(648)	1,857
Adjusted Profit	17,383	20,374	21,215

Distributable Cash Flow

Distributable cash flow means EBITDA, on the basis of the Partnership Performance Results, after considering financial costs for the period, including realized loss on interest rate swaps and excluding amortization of loan fees, estimated dry-docking and replacement capital reserves established by the Partnership and accrued dividends on preference units, whether or not declared. Estimated dry-docking and replacement capital reserves represent capital expenditures required to renew and maintain over the long-term the operating capacity of, or the revenue generated by, our capital assets. Distributable cash flow, which is a non-GAAP financial measure, is a quantitative standard used by investors in publicly-traded partnerships to assess their ability to make quarterly cash distributions. Our calculation of Distributable cash flow may not be comparable to that reported by other companies. Distributable cash flow has limitations as an analytical tool and should not be considered as an alternative to, or substitute for, or superior to profit or loss, profit or loss from operations, earnings per unit or any other measure of operating performance presented in accordance with IFRS. The table below reconciles Distributable cash flow to Profit for the period attributable to the Partnership.

Reconciliation of Distributable Cash Flow to Profit:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended
	June 30, 2016 (1)	March 31, 2017 (1)	June 30, 2017 (1)
Partnership’s profit for the period	17,383	21,022	19,358
Depreciation	10,949	12,362	13,466
Financial costs	7,252	8,782	10,288
Financial income	(24)	(117)	(228)
Gain on interest rate swaps	—	(23)	2,336
EBITDA	35,560	42,026	45,220
Financial costs (excluding amortization of loan fees) and realized loss on interest rate swaps	(6,322)	(8,419)	(9,591)
Dry-docking capital reserve	(2,168)	(2,682)	(2,871)
Replacement capital reserve	(7,233)	(7,429)	(7,954)
Accrued preferred equity distribution	—	—	(1,549)
Distributable cash flow	19,837	23,496	23,255
Other reserves(2) (3) (4)	(2,760)	(3,375)	(2,402)
Cash distribution declared	17,077	20,121	20,853

(1) Excludes amounts related to GAS-seven Ltd., the owner of the GasLog Seattle, and GAS-eleven Ltd., the owner of the GasLog Greece, for the periods prior to their transfers to the Partnership on November 1, 2016 and May 3, 2017, respectively. While such amounts are reflected in the Partnership’s unaudited condensed consolidated financial statements because the transfers to the Partnership were accounted for as reorganizations of entities under common control under IFRS, GAS-seven Ltd. and GAS-eleven Ltd. were not owned by the Partnership prior to their transfers to the Partnership in November 2016 and May 2017 and accordingly the Partnership was not entitled to the cash or results generated in the period prior to such transfers.

13

(2) Refers to reserves (other than the dry-docking and replacement capital reserves) for the proper conduct of the business of the Partnership and its subsidiaries (including reserves for future capital expenditures and for anticipated future credit needs of the Partnership and its subsidiaries).

(3) For the three months ended June 30, 2016, the cash distributions declared and the other reserves have been affected by $1,365 paid in respect of the common units issued in the Partnership’s equity offering completed in the third quarter of 2016.

(4) For the three months ended June 30, 2017, the cash distributions declared and the other reserves have been calculated based on the number of units issued and outstanding as of June 30, 2017.

14